SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                              RGS Energy Group Inc.
                                (Name of Issuer)

                         Common Stock, $ 0.01 par value
                         (Title of Class of Securities)

                                    74956K104
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

CUSIP No. .............................................................74956K104

1)  Name of Reporting Person.......................Lehman Brothers Holdings Inc.

     S.S. or I.R.S. Identification No. of Above Person................13-3216325

2)   Check the Appropriate Box if a Member of a Group.....................(a)[ ]
                                                                          (b)[ ]
3)   SEC Use Only

4)   Citizenship or Place of Organization...............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power.......................................................-0-

6)   Shared Voting Power.....................................................-0-

7)   Sole Dispositive Power..................................................-0-

8)   Shared Dispositive Power................................................-0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person............-0-

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares........[ ]

11)  Percent of Class Represented by Amount in Row 9..........................0%

12)  Type of Reporting Person.................................................HC

CUSIP No. .............................................................74956K104

1)  Name of Reporting Person................................Lehman Brothers Inc.

     S.S. or I.R.S. Identification No. of Above Person................13-2518466

2)   Check the Appropriate Box if a Member of a Group.....................(a)[ ]
                                                                          (b)[ ]
3)   SEC Use Only

4)   Citizenship or Place of Organization...............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power.......................................................-0-

6)   Shared Voting Power.....................................................-0-

7)   Sole Dispositive Power..................................................-0-

8)   Shared Dispositive Power................................................-0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person............-0-

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares........[ ]

11)  Percent of Class Represented by Amount in Row 9..........................0%

12)  Type of Reporting Person.................................................BD

CUSIP No. .............................................................74956K104

1)  Name of Reporting Person.............................Lehman Brothers Special
                                                                  Financing Inc.

     S.S. or I.R.S. Identification No. of Above Person................11-2751029

2)   Check the Appropriate Box if a Member of a Group.....................(a)[ ]
                                                                          (b)[ ]
3)   SEC Use Only

4)   Citizenship or Place of Organization...............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power.......................................................-0-

6)   Shared Voting Power.....................................................-0-

7)   Sole Dispositive Power..................................................-0-

8)   Shared Dispositive Power................................................-0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person............-0-

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares........[ ]

11)  Percent of Class Represented by Amount in Row 9..........................0%

12)  Type of Reporting Person.................................................CO

Item 1(a).        Name of Issuer:

                  RGS Energy Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  89 East Avenue
                  Rochester, NY 14649

Item 2(a).        Name of Person(s) Filing:

                  Lehman Brothers Holdings Inc.
                  Lehman Brothers Inc.
                  Lehman Brothers Special Financing Inc.


Item 2(b).        Address of Principal Business Office:

                  Lehman Brothers Holdings Inc.
                  745 Seventh Avenue
                  New York, New York 10019

                  Lehman Brothers Inc.
                  745 Seventh Avenue
                  New York, New York 10019

                  Lehman Brothers Special Financing Inc.
                  745 Seventh Avenue
                  New York, New York 10019



Item 2(c).        Citizenship or Place of Organization:

                  Lehman Brothers Holdings Inc. ("Holdings") is a corporation organized under the laws of the State of Delaware.

                  Lehman Brothers Inc. ("LBI") is a corporation organized under the laws of the State of Delaware.

                  Lehman Brothers Special Financing Inc. ("LBSF") is a corporation organized under the laws of the State of Delaware.


Item 2(d).        Title of Class of Securities:

                  Common Stock, $ 0.01 par value (the "Common Stock")

Item 2(e).        CUSIP Number:

                  74956K104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] A broker or dealer under Section 15 of the 1934 Act
                  (b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
                  (c) [ ] An insurance company as defined in Section 3(a)(19) of the 1934 Act
                  (d) [ ] An investment  company registered under Section 8 of the Investment Company Act of 1940
                  (e) [ ] An investment advisor in accordance with Rule
                          13d-1(b)(1)(ii)(E)
                  (f) [ ] An  employee   benefit  plan  or  endowment   fund  in
                          accordance   with  Rule 13d-1(b)(1)(ii)(F)
                  (g) [ ] A  parent  holding   company  or  control   person  in
                          accordance   with  Rule 13d-1(b)(1)(ii)(G)
                  (h) [ ] A savings  association  as  defined  in  Section  3(b)
                          of the  Federal  Deposit Insurance Act
                  (i) [ ] A church plan that is excluded from the definition of investment company under Section 3(c)(14)Of the Investment Company Act of 1940
                  (j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4.           Ownership

                  (a)      Amount Beneficially Owned

                  See Item 9 of cover page.

                  (b)      Percent of Class:

                  See Item 11 of cover page.

                  (c)      Number of shares as to which the person has:

                  (i)      sole power to vote or to direct the vote
                  (ii)     shared power to vote or to direct the vote
                  (iii)    sole power to dispose or to direct the disposition
                  (iv)     shared power to dispose or to direct the disposition

                  See Items 5-8 of cover page.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

                  LBI, a Broker-Dealer registered under Section 15 of the 1934 Act, is a wholly-owned subsidiary of Holdings and was the actual owner of 708,963 shares of Common Stock.

                  LBSF is a wholly-owned subsidiary of LBI and was the actual owner of 1,300,000 shares of Common Stock.

                  Under the rules and regulations of the Securities and Exchange Commission, Holdings may have been deemed to be the beneficial owner of the shares of Common Stock owned by LBSF and LBI, and LBI may have been deemed to be the beneficial owner of the shares of Common Stock owned by LBSF.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable

Item 9.           Notice of Dissolution of Group

                  Not Applicable

Item 10.      Certification

[ ] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[X] By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned herebyn certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

LEHMAN BROTHERS HOLDINGS INC.

By:   /s/ Barrett S. DiPaolo
      Name:  Barrett S. DiPaolo
      Title: Vice President

LEHMAN BROTHERS INC.

By:   /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title:Senior Vice President


LEHMAN BROTHERS SPECIAL FINANCING INC.

By:   /s/ Barrett S. DiPaolo
      Name:  Barrett S. DiPaolo
      Title: Authorized Signatory






                       EXHIBIT A - JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2003

LEHMAN BROTHERS HOLDINGS INC.

By:   /s/ Barrett S. DiPaolo
      Name:  Barrett S. DiPaolo
      Title: Vice President

LEHMAN BROTHERS INC.

By:   /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title:Senior Vice President

LEHMAN BROTHERS SPECIAL FINANCING INC.

By:   /s/ Barrett S. DiPaolo
      Name:  Barrett S. DiPaolo
      Title: Authorized Signatory